Exhibit 99.5

February 11, 2025

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

Diversified Energy’s Unique Strategy Produces Reliable Cash Flow
and Strong Full Year 2024 Results

Seventh Year in a Row of Approximately 50% or Better Cash Margins

Cash Flow Growth Initiatives Contributed Over $50 million in Cash Flow

Company Returned Over $105 million to Shareholders in 2024

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce the following operations and trading update for the year ended December 31, 2024.

Delivering Reliable Results

•	Full-year 2024 average production of 791 MMcfepd (132 Mboepd)
◦	4Q24 average production of 843 MMcfepd (141 Mboepd)
◦	December 2024 exit rate of 864 MMcfepd (144 Mboepd)

•	2024 Adjusted EBITDA(a) of $470-$475 million; Adjusted Free Cash Flow(b) of $210-$215 million
•	2024 Adjusted EBITDA Margin(a) of 50%and TTM Adjusted Free Cash Flow Yield(b) of 33%
◦	2024 Total Revenue, Inclusive of Settled Hedges per Unit(c) of $3.21/Mcfe ($19.28/Boe)
◦	2024 Adjusted Operating Cost per Unit(d) of $1.70/Mcfe ($10.22/Boe)

Cash Flow Growth Initiatives

•	Announced fixed-price contract for gas delivery to a major Gulf Coast LNG export facility
•	Generated ~$42 million year-to-date in cash flow through divestiture of undeveloped leasehold
•	Recorded $8 million in impact to Adjusted EBITDA from Coal Mine Methane (“CMM”) Revenues

Executing Strategic Objectives and Milestones

•	Retired over $200 million in debt principal through amortizing debt payments
•	Returned $105 million to shareholders, including $21 million in share buybacks(e)
•	Completed $585 million (gross) in strategic and bolt-on acquisition during 2024
•	Announced accretive bolt-on acquisition of southern Appalachia assets from Summit Natural Resources
•	Announced transformative $1.3 billion acquisition of Maverick Natural Resources
•	Marked one full year of trading on the New York Stock Exchange and as is customary, the Company expects to file a shelf registration with the US Securities and Exchange Commission

Next LVL Milestones

•	The Company retired 202 operated wells in 2024, marking its third consecutive year to exceed its stated goal of retiring 200 wells per year
•	Next LVL Energy completed a total 287 well retirements, including Diversified’s wells and 85 wells associated with state-owned orphan wells and third-party operators

Rusty Hutson, Jr., CEO of Diversified, commented:

“Our team executed extremely well and continued to deliver solid results in 2024 that enabled us to advance our balanced capital allocation framework. Our strong results highlight our unique business model that strives to deliver consistent cash flow during the full range and volatility of commodity cycles. Aligned with our priorities, we generated significant cash flows, returned capital to investors, and paid down more than $200 million in debt principal, all while executing and integrating over $585 million in accretive acquisitions. Once again, our ability to deliver durable production and consistent cash flow throughout the year was a result of our team’s relentless execution of our strategies. We are committed to lowering costs and improving operational efficiencies across the organization, along with providing innovative solutions to extract hidden value from our asset base. The results we have achieved in 2024 strike at the heart of our business model and strategy.

We believe that 2025 has the potential to be a transformative year for the Company as we work to execute our strategic initiative to become the premier public company focused on managing mature producing assets. The Company’s previously announced accretive acquisitions of Summit Natural Resources and Maverick Natural Resources are proceeding as planned, and we have received encouraging comments from both shareholders and the public debt and equity markets. During the past year, we have seen our strategy and our previous investment decisions yield increased performance in all aspects of our business model.  We are optimistic about our future and confident that our current efforts will continue to position us well to have a significant positive impact on shareholder value.”

Operations and Finance Update

Production

Diversified exited the year with December 2024 average production of 864 MMcfepd (144 Mboepd), up 11% versus the December 2023 exit rate of 775 MMcfepd (129 Mboepd), reflecting the cumulative effect of the Company’s 2024 acquisitions and industry-leading PDP declines of ~10% per year(f).

Diversified ended the year with 4Q24 average production of 843 MMcfepd (141 Mboepd) and full-year 2024 average production of 791 MMcfepd (132 Mboepd).

The Company’s production continues to be positively impacted by Diversified’s Smarter Asset Management (“SAM”) approach focused on the improvement and optimization of production profiles, development of efficiency gains and extension of well life, and the Company is well-positioned to again-deliver on a solid operational foundation for robust cash flows in 2025 with the additional impact of the recently announced acquisitions of Maverick Natural Resources and Summit Natural Resources.

Margin, Realized Price and Total Cash Expenses per Unit

Diversified’s resilient cash flow strategy is exemplified by the Company’s 2024 Adjusted EBITDA Margin of 50%, marking the Company’s seventh consecutive annual period of ~50% margins or higher.

The Company’s commitment to responsibly hedge production and initiatives to expand revenue generation is reflected in 2024 Total Revenue, Inclusive of Settled Hedges per unit of $3.21/Mcfe ($19.28/Boe), with Financial Derivatives Settled in Cash delivering $151 million in cash flows, and Midstream & Other Revenue delivering $63 million in supplemental income during the year.

Prudent expense management resulted in the stable Adjusted Operating Cost per Unit for 2024 of just $1.70/Mcfe ($10.22/Boe) representing a minimal 1% change when compared to the prior year.

	2024		2023
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Total Commodity Revenue, Including the Impact of derivatives settled in cash	$3.05	$18.30	$3.27	$19.62	(7)%
Other Revenue[1]	0.16	0.98	0.13	0.75	31%
Average Realized Price[1]	$3.21	$19.28	$3.40	$20.37	(5)%

Adjusted Operating Cost per Unit(d)	2024		2023
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Lease Operating Expense[2]	$0.73	$4.40	$0.64	$3.83	15%
Midstream Expense	0.24	1.44	0.23	1.38	4%
Gathering and Transportation	0.31	1.86	0.32	1.92	(3)%
Production Taxes	0.12	0.72	0.21	1.26	(43)%
Total Operating Expense[2]	$1.40	$8.42	$1.40	$8.39	—%
Employees, Administrative Costs and Professional Fees(g)	0.30	1.80	0.29	1.74	3%
Adjusted Operating Cost per Unit[2]	$1.70	$10.22	$1.69	$10.13	1%

Adjusted EBITDA Margin(a)	50%		53%

1 2024 excludes $0.06/Mcfe ($0.34/Boe) and 2023 excludes $0.09/Mcfe ($0.57/Boe) of other revenues generated by Next LVL Energy Values may not sum due to rounding; 2024 excludes $0.09/Mcfe ($0.54/Boe) & 2023 excludes$0.08/Mcfe ($0.48/Boe) of proceeds from land sales

2 2024 excludes $(0.07)/Mcfe ($(0.40)/Boe) and 2023 excludes $(0.07)/Mcfe ($(0.43)/Boe) of expenses attributable to Next LVL Energy Values may not sum due to rounding

Results of Hedging and Current Financial Derivatives Portfolio

Diversified’s consistent application of the Company’s differentiated hedging strategy resulted in a 2024 weighted average natural gas hedge floor of $3.26/MMbtu and realized price of $2.49/MMBtu, providing insulation from historically low commodity prices and representing respective premiums of 44% and 10% to the 2024 NYMEX average Henry Hub settlement price of $2.27/MMbtu(h). The Company enters 2025 with ~80% of consolidated production hedged, and stands to benefit from the recent improvement in the forward strip. The table below reflects Diversified’s full-year hedge positions through calendar year 2027 as of December 31, 2024:

	GAS (Mcf)		NGL (Bbl)		OIL (Bbl)
	Wtd. Avg. Hedge Price(i)(j)	~ % of Production Hedged(k)	Wtd. Avg. Hedge Price(i)	~ % of Production Hedged(k)	Wtd. Avg. Hedge Price(i)	~ % of Production Hedged(k)

FY25	$3.32	85%	$33.98	60%	$64.25	90%
FY26	$3.25	75%	$32.38	55%	$62.44	55%
FY27	$3.27	70%	$32.29	45%	$62.67	50%

Environmental Update

Asset Retirement Progress and Next LVL Energy Update

During the year, the Company exceeded its Appalachian well retirement commitments and stated plugging goals by retiring 202 Diversified-operated wells. Total well retirements by Next LVL Energy in Appalachia amounted to 287 wells, including 51 retirements associated with state orphan well programs.

Next LVL Energy continues to be a strategic and value-additive component of Diversified’s vertically integrated operations focused on the full life cycle of operated wells and to provide third-party revenue to offset the cash costs associated with the retirement of operated wells.

Acquisition Update

2024 Acquisitions Update

The Company's previously announced acquisition of Oaktree Working Interests, Crescent Pass Energy assets and East Texas assets were successfully closed in the course of the year, representing $585 million (gross) in strategic, accretive acquisitions in 2024. These assets have been fully integrated into Diversified’s systems and processes, and are already benefiting from the Company focus on safe, efficient operations through the application of Smarter Asset Management.

Summit Natural Resources

Diversified’s previously announced acquisition of Appalachia and Alabama assets from Summit Natural Resources is proceeding as planned and the Company expects to close the transaction in the first quarter of 2025.

Maverick Natural Resources

As previously announced on January 27, 2025, Diversified has entered into a definitive agreement to acquire Maverick Natural Resources for total consideration of approximately $1,275 million. The acquisition of Maverick by Diversified (the “Acquisition”) adds immediate scale, increases liquids production, and creates a combined company with long-term free cash flow generation, superior unit cash margins, and a compelling sustainability profile.

The Acquisition is expected to close during the first half of 2025, subject to customary closing conditions, including, among others, regulatory clearance and approval by Diversified shareholders for the issue and allotment of the Ordinary Shares pursuant to the merger agreement.

2024 Annual Results and Conference Call Details

Diversified will release its 2024 full-year results on Monday, March 17, 2025 and will host a conference call that day at 12:30 PM GMT (8:30 AM EDT) to discuss the Annual Results.

US (toll-free)	+ 1 877 836 0271
UK (toll-free)	+ 44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents

Footnotes:
(a)
Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes adjustments for items that are not comparable period-over-period; As presented, Adjusted EBITDA includes the impact of the accounting basis for land sales; Adjusted EBITDA Margin represents Adjusted EBITDA (excluding the adjustment for the accounting basis on land sales) as a percent of Total Revenue, Inclusive of Settled Hedges; For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $16 million in 2024 and $28 million in 2023, and Lease Operating Expense of $19 million in 2024 and $21 million in 2023 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(b)
Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; As used herein, Adjusted Free Cash Flow represents Free Cash Flow, plus cash proceeds from undeveloped acreage sales; Adjusted Free Cash Flow Yield is calculated using 2024 Free Cash Flow per share, divided by the 2024 average share price of $13.47; Free Cash Flow per Share calculated as Adjusted Free Cash Flow divided by average shares outstanding of 48,031,916 during the period.

(c)
Includes the impact of derivatives settled in cash; Excludes the impact of land sales during the period; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(d)
Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(e)	Share repurchases include activity by Diversified’s Employee Benefit Trust.

(f)	Calculated as the rate of decline in average daily production from December 2023 to December 2024, adjusted to exclude the impact of acquisitions and divestitures.

(g)
As used herein, employees, administrative costs and professional services represents total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

(h)	Calculated as the average monthly settlement price for NYMEX Henry Hub futures contracts.

(i)	Weighted average price reflects the weighted average of the swap price and floor price for collar contracts as applicable.

(j)	MMBtu prices have been converted to Mcf using a richness factor of 1Mcf=1.036 MMBtu, calculated as the weighted average Btu richness factor for the twelve months ended December 31, 2024.

(k)
Illustrative percent hedged, calculated using December 2024 average production and assuming a consolidated annual corporate decline rate of 10%; Calculation assumes constant product mix over the illustrative decline period.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Annual Report and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission and available on the Company’s website.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique and differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and business of the Company and its wholly owned subsidiaries (the “Group”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”,”should”,”intend”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve” and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as the expected timing and likelihood of completion of the Acquisition and the risk that problems may arrise in successfully integrating Maverick or that the combined company may not achieve synergies as expected,as well as factors such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, the Company’s ability to successfully integrate its other acquisitions, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement, including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission ( the “SEC”) and the risk factors descibed in Exhibit 99.2 to the Company’s Form 6-k furnished with the SEC on January 27, 2025.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Unaudited Financial Information

Certain financial and operating results included in this announcement are based on unaudited estimated results. These estimated results are subject to change upon completion of the Company’s audited financial statements for the year ended December 31, 2024, and changes could be material. The Company anticipates publishing its audited financial results for the year ended December 31, 2024 on Tuesday, March 17, 2025.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.  We have not presented reconciliations of the non-IFRS measures included in this announcement because the comparable IFRS measures will not be accessible until the Company's audited financial results for the year ended December 31, 2024 are complete.  The Company will include the comparable IFRS measures and reconciliations of the non-IFRS measures in its release of full-year results, which we expect to publish on Tuesday, March 17, 2025.